UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2007
Commission File Number : 1-14118
QUEBECOR WORLD INC.

(Translation of Registrant’s Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

QUEBECOR WORLD INC.
Filed in this Form 6-K
Documents index
1. Audited Additional Disclosures related to the Reconciliation to United States GAAP Note for the Years Ended December 31, 2006, 2005 and 2004 together with the Report of the Registrant’s Auditors
2. Unaudited Additional Disclosures related to the Reconciliation to United States GAAP Note for the Nine Month Period Ended September 30, 2007

AUDITORS’ REPORT ON ADDITIONAL DISCLOSURES RELATED TO
THE RECONCILIATION TO UNITED STATES GAAP NOTE
To the Board of Directors of Quebecor World Inc.
On March 20, 2007, we reported on the consolidated balance sheets of Quebecor World Inc. (“the Company”) as at December 31, 2006 and 2005 and the consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006 which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled “Additional Disclosures related to the Reconciliation to United States GAAP Note” included in a Form 6-K. This supplemental information is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental information based on our audits.
In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Chartered Accountants
Montreal, Canada
March 20, 2007 (except for the “Additional Disclosures related to the Reconciliation to United States GAAP Note” which is as November 12, 2007)

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Additional Disclosure Related to the Reconciliation to United States Generally
Accepted Accounting Principles Note

For The Years Ended December 31, 2006, 2005 and 2004

(Tabular amounts are expressed in millions of US dollars, except option amounts)

The Company follows generally accepted accounting principles (“GAAP”) in Canada, which differ in some respects from those applicable in the United States. The Company has prepared a reconciliation of the significant accounting differences between Canadian GAAP and U.S. GAAP in accordance with Item 17 of Form 20-F, which is included in Note 25 to the Company’s 2006 Annual Report on Form 40-F. For purposes of a registration statement on Form F-10, the Company is also required to provide additional significant disclosures required by U.S. GAAP, in accordance with Item 18 of Form 20-F. The additional significant disclosures required by U.S. GAAP and certain applicable SEC rules are as follows:

Additional disclosure

(i)	Pension and Other Post Retirement Benefits

Under GAAP in the United States, a narrative description of investment policies and strategies and of the basis used to determine the overall expected long-term rate-of-return-on-assets assumption must be disclosed.

The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector or company. The Pension Committee of the Board of Directors has approved investment policies for the different pension plans that establish long-term asset mix targets based on several factors, including: historical returns achieved by worldwide investment markets, the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of equities and fixed-income investments is used to provide an appropriate risk-adjusted long-term return on plan assets. Third party investment managers are employed to invest assets in both passively-indexed and actively-managed strategies and investment returns and risks are monitored on an ongoing basis. The prospective target asset allocation percentage for both the pension and other post retirement benefits is approximately 65% for equity securities and approximately 35% for debt securities and others.

The expected long-term rate of return on assets assumption is selected by first identifying the expected range of long-term rates of return for each major asset class. Expected long-term rates of return are developed based on long-term historical averages, current expectations of future returns and level of inflation rates. The expected long-term rate of return on plan assets is then calculated by weighting each asset class. To the extent that individual pension plans have different target asset mixes, the expected long-term rate of return on assets may differ across plans.

The Company determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the measurement date.

Also, under GAAP in the United States, information about the future expected cash flows for pension plans must be disclosed.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Additional Disclosure Related to the Reconciliation to United States Generally
Accepted Accounting Principles Note

For The Years Ended December 31, 2006, 2005 and 2004 (Continued)

Additional disclosure (Continued)

(i)	Pension and Other Post Retirement Benefits (Continued)

The expected employer contributions to the Company’s defined benefit pension plans and other post-retirement benefits plans will be $68.2 million in 2007 and the expected benefit payments over the next years will be as follows:

2007	$96.1
2008	58.2
2009	61.1
2010	63.0
2011	64.5
2012 – 2017	374.4

As at December 31, 2006 and 2005, the accumulated benefit obligation for all defined benefit pension plans was of $1.0 billion and $1.1 billion, respectively; none of our plans are fully funded.

The incremental effects of adopting the provisions of SFAS 158 on the Company’s consolidated balance sheets at December 31, 2006 are presented in the following table. The adoption of SFAS 158 had no effect on the Company’s statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not affect the Company’s operating results in future periods. Prior to the Company’s adoption of SFAS 158, it recognized a decrease in the minimum pension liability of $1.3 million and an increase of $23.8 million at December 31, 2006 and 2005 respectively. The amounts recognized in the consolidated balance sheets upon adoption were as follows:

	Prior to adopting	Effect of adopting	As Reported at
	SFAS 158	SFAS 158	December 31, 2006

Intangible asset	13.2	(13.2)	—
Accrued pension and postretirement liability	(341.9)	(44.2)	(386.1)
Deferred tax liabilities	80.7	15.4	96.1
Accumulated other comprehensive income	186.6	42.1	228.7

As at December 31, 2006, accumulated other comprehensive income (loss) include the following amounts that have not yet been recognized in net periodic benefit cost related to the Company’s pension plans:

	Defined Benefit	Post-Retirement
	Pension Plans	Benefit Plans	Total

Net actuarial loss	$(312.4)	$(6.9)	$319.3
Net prior service (costs) credit	(16.2)	14.1	(2.1)
Net transitional obligation	3.1	—	3.1

	$(325.5)	$7.2	$(318.3)

The net actuarial loss, net prior service (costs) credit and net transitional asset included in accumulated other comprehensive income and expected to be recognized in net period benefit cost

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Additional Disclosure Related to the Reconciliation to United States Generally
Accepted Accounting Principles Note

For The Years Ended December 31, 2006, 2005 and 2004 (Continued)

Additional disclosure (Continued)

(i)	Pension and Other Post Retirement Benefits (Continued)

during the fiscal year ended December 31, 2007 for the Company’s pension and post-retirement plans is $14.6 million.

(ii)	Allowance for doubtful accounts

Under SEC Requirements, allowance for doubtful accounts must be disclosed. Accordingly, allowance for doubtful accounts, which is recorded as a reduction of trade receivables amounted to $49.8 million and $59.0 million as at December 31, 2006 and 2005, respectively.

(iii)	Trade payables and accrued liabilities

Under SEC Requirements, items which comprise more than 5% of total current liabilities must be disclosed separately. Trade payables of $315.6 million and $335.1 million, accrued employees’ salaries of $140.2 million and $143.9 million and accrued raw material and supplies of $117.4 million and $105.7 million as at December 31, 2006 and 2005, respectively, are included in trade payables and accrued liabilities.

(iv)	Advertising costs

Under GAAP in the United States and GAAP in Canada, advertising costs are expensed as incurred and amounted to $2.6 million, $2.3 million and $2.1 million during the years ended December 31, 2006, 2005 and 2004, respectively.

(v)	Derivative hedging instruments

Under SEC requirement, the amount of ineffectiveness related to fair value and cash flow hedges must be disclosed separately. The Company did not record any ineffectiveness related to its fair value hedges. The reconciliation of the beginning and ending accumulated comprehensive derivative gain (loss) related to cash flow hedges is as follows:

Accumulated comprehensive derivative loss as at December 31, 2003	$(1.4)
Reclassification to income	(0.6)
Effective portion of hedges	22.7

Accumulation comprehensive derivative gain as at December 31, 2004	20.7
Reclassification to income	(18.0)
Effective portion of hedges	1.5

Accumulation comprehensive derivative gain as at December 31, 2005	4.2
Reclassification to income	(3.8)
Effective portion of hedges	(10.3)

Accumulated comprehensive derivative loss as at December 31, 2006	$(9.9)

Over the next 12 months, the Company expects an estimated $6.2 million (net of income tax of $3.7 million) in net losses in other comprehensive income as at December 31, 2006 to be reclassified to net income in connection with derivative related to cash flow hedges, while the balance of accumulated other comprehensive loss is expected to be reversed over a 4-year period.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Additional Disclosure Related to the Reconciliation to United States Generally
Accepted Accounting Principles Note

For The Years Ended December 31, 2006, 2005 and 2004 (Continued)

Additional disclosure (Continued)

(vi)	Other comprehensive income

Under GAAP in the United States, income tax (expense) or benefit allocated to each component of other comprehensive income must be disclosed. The income tax (expense) or benefit is allocated as follow to components of other comprehensive income:

	2006	2005	2004

Pension and post-retirement benefits	$(6.6)	$(3.8)	$(27.4)
Unrealized net loss (gain) on derivative financial instruments related to cash flow hedges	5.7	(1.2)	(11.2)
Reclassification of realized net loss on derivative financial instruments to the statement of income	1.6	9.0	0.4

	$0.7	$4.0	$(38.2)

(vii)	Accumulated other comprehensive income

The accumulated other comprehensive loss as at December 31 for the years ended 2006, 2005 and 2004 are as follows:

	2006	2005	2004

Accumulated other comprehensive income (loss) as per GAAP in Canada	$—	$—	$—
Adjustments:
Derivative hedging instruments (a) (ii)	(9.9)	4.2	20.7
Pension and postretirement benefits (b) (i)	(228.7)	—	—
Minimum pension liability (b) (i)	—	(181.3)	(153.7)
Foreign currency translation	(47.8)	(23.2)	37.6

Accumulated other comprehensive loss as per GAAP in the United States at the end of year	$(286.4)	$(200.3)	$(95.4)

(viii)	Income taxes

In management’s judgment, the future income tax assets of $415.8 million as at December 31, 2006, net of valuation allowance of $278.4 million will more likely than not be realized as reductions of future taxable income, the reversal of taxable temporary differences or by utilizing available tax planning strategies. The valuation allowance for future income tax assets relates primarily to loss carryforwards and other tax benefits arising in foreign tax jurisdictions and in the judgment of management, these assets are not likely to be realized.

(ix)	Stock-based compensation

As of December 31, 2006, the total compensation cost related to non-vested awards not yet recognized is $13.9 million and the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 2.0 years.

Volatility is based on historical volatility calculated from grant date to the anticipated exercise date on issues of options over a period of 221 weeks which is estimated to be the life of an

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Additional Disclosure Related to the Reconciliation to United States Generally
Accepted Accounting Principles Note

For The Years Ended December 31, 2006, 2005 and 2004 (Continued)

Additional disclosure (Continued)

(ix)	Stock-based compensation (Continued)

option. The risk-free interest rate is based on the yield of 4- and 5-year Treasury bonds issued in Canada and 3- and 5-year treasury bonds issued in the United States. Dividend yield is based on the average yield.

The number of non-vested options outstanding fluctuated as follows:

	2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
		grant-date		grant-date		grant-date
	Options	fair value	Options	fair value	Options	fair value

Balance, beginning of year	3,162,399	$5.17	1,629,768	$6.39	643,904	$5.74
Granted	2,314,500	2.58	1,930,120	4.32	1,180,700	6.66
Vested	(513,278)	5.67	(318,881)	6.36	(156,936)	5.73
Cancelled	(282,480)	4.18	(78,608)	4.87	(37,900)	6.36

Balance, end of year	4,681,141	$3.89	3,162,399	$5.17	1,629,768	$6.39

Prior to 2003, the Company used the intrinsic value method for its stock-based compensation; therefore, 50,000 options non-vested are not included in the table above. For options exercisable as at December 31, 2006 the weighted-average remaining contractual life equals 3.64 years and the intrinsic value of those options is nil since the exercise price is lower than the fair value of the stock price of the Company on that date.

(x)	Restrictions of dividends payments

Substantially, the Company’s net assets are subject to restrictions which limit the payment of dividends.

(xi)	Future accounting standards

In June 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No. 109 (“SFAS 109”). FIN 48 clarifies the accounting for uncertainty in income taxes in an enterprise’s financial statement in accordance with SFAS 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company completed the analysis and there was no impact on the income tax reserves at January 1, 2007 upon the adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Additional Disclosure Related to the Reconciliation to United States Generally
Accepted Accounting Principles Note

For The Years Ended December 31, 2006, 2005 and 2004 (Continued)

Additional disclosure (Continued)

(xi)	Future accounting standards (Continued)

retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year of adoption. The Company is currently evaluating the impact of this standard on its financial statements.

In February 2007, the FASB issued SFAS No. 159 (“FASB 159”), The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective on January 1, 2008. The Company is currently evaluating the impact of this standard on its financial statements.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

The Company follows generally accepted accounting principles (”GAAP”) in Canada, which differ in some respects from those applicable in the United States. The Company has prepared a reconciliation of the significant accounting differences between Canadian GAAP and U.S. GAAP in accordance with Item 18 of Form 20-F.

(a)	Reconciliation of net income (loss) and earnings (loss) per share and presentation of financial statements

The application of GAAP in the United States would have the following effects on net income (loss) as reported:

	September 30,
	2007	2006

Net income (loss), as reported in the consolidated statements of income per GAAP in Canada	$(374.3)	$16.9
Adjustments:
Convertible senior subordinated notes (a)(i)	2.9	1.7
Prepayment option (a)(ii)	7.9	—
Dividends on preferred shares classified as liability (b)(iii)	5.7	—
Premium on early redemption of debt (a)(vii)	53.1	—
Reduction of net income in a foreign operation (a)(iii)	—	2.5
Income taxes (a)(vi)	(38.7)	—

	30.9	4.2

Net income (loss), as adjusted per GAAP in the United States	$(343.4)	$21.1
Net income allocated to holders of preferred shares	22.4	26.4

Net income (loss) per GAAP in the United States available to holders of equity shares	$(365.8)	$(5.3)

Weighted average number of equity shares outstanding (in millions):
Basic	131.9	131.3
Diluted	131.9	131.3

Earnings (loss) per share as adjusted per GAAP in the United States:
Basic	$(2.77)	$(0.04)
Diluted	(2.77)	(0.04)

Dividends Per Common share	$—	$0.30

(i)	Convertible senior subordinated notes

Under GAAP in Canada, the equity component of the convertible notes is recorded under shareholders’ equity as contributed surplus. The difference between the carrying amount of

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(a)	Reconciliation of net income (loss) and earnings (loss) per share and presentation of financial statements (Continued)

(i)	Convertible senior subordinated notes (Continued)

the debt component and its face value is amortized as imputed interest to income over the life of the convertible senior subordinated note. Regarding the repurchase of convertible notes, the Company is required to allocate the consideration paid on extinguishment to the liability and equity components of the convertible notes based on their fair values at the date of the transaction. The amount of gain (loss) relating to the liability element is recorded to income and the difference between the carrying amount and the amount considered to be settled relating to the conversion option element is treated as an equity transaction. Under GAAP in the United States, the allocation to equity is not permitted, no imputed interest is needed in relation to the equity component and the gain (loss) on repurchase is recorded through income in the period of extinguishment. In June 2007, the Company redeemed all of its outstanding senior notes. As a result the convertible feature portion which was previously reported as contributed surplus is reported to retained earnings for GAAP in Canada.

(ii)	Accounting for derivative instruments and hedging activities

Under GAAP in United States, Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. In accordance with SFAS 133, for derivative instruments designated as fair value hedges by the Company, such as certain interest rate swaps and forward exchange contracts, changes in the fair values of these derivative instruments are substantially offset in the statement of income by changes in the fair values of the hedged items.

For derivative instruments designated as cash flow hedges by the Company, such as certain forward exchange contracts and natural gas swap contracts, the effective portions of these hedges are reported in other comprehensive income (loss) until it is recognized in income during the same period in which the hedged item affects income, while the current ineffective portions of these hedges are recognized in the statement of income each period.

Under GAAP in Canada prior to January 1, 2007, derivative financial instruments were accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, the standards for hedge accounting under Canadian GAAP have been harmonized to those prescribed by SFAS 133 and the differences recognized in prior periods have been eliminated.

Certain embedded derivatives, such as early prepayment options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and are required to be recorded separately at their fair values with changes recognized to earnings, for GAAP in Canada. Under GAAP in the United States,

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(a)	Reconciliation of net income (loss) and earnings (loss) per share and presentation of financial statements (Continued)

(ii)	Accounting for derivative instruments and hedging activities (Continued)

these embedded derivatives are considered to be clearly and closely related to the underlying debt and changes to their fair values are not recorded to earnings.

(iii)	Reduction of a net investment in a foreign operation

Under GAAP in Canada, a gain or loss equivalent to a proportionate amount of the exchange gain or loss accumulated in the translation adjustment has to be recognized in income when there has been a reduction of a net investment in a foreign operation. Under GAAP in the United States, a gain or loss should only be recognized in income in the case of a substantial or complete liquidation, a sale or partial sale of a net investment in a foreign operation.

(iv)	Asset retirement obligations

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”, (“SFAS 143”), which addresses financial accounting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires the recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When a liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased at each period to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Under GAAP in Canada, accounting for asset retirement obligations was adopted in 2004.

(v)	Stock-based compensation

Effective January 1, 2003, the Company began accounting for its stock-based compensation expense using the fair value based method by adopting the requirements of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments” under GAAP in Canada and the Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” under GAAP in the United States. As a result, there is no difference in stock-based compensation accounting since January 1, 2003, except for the accounting of stock option granted prior to 2003 or stock-based compensation accounting rules applied prior to fiscal year 2003. Furthermore, the adoption by the Company of the new SFAS No. 123 (revised) on January 1, 2006 did not result in any additional difference between GAAP in Canada and in the United States.

(vi)	Income taxes

This adjustment represents the tax impact of United States GAAP differences.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(a)	Reconciliation of net income (loss) and earnings (loss) per share and presentation of financial statements (Continued)

(vii)	Premium on early redemption of debt

Under GAAP in Canada, the prepayment premium on the senior notes was recorded to financial expenses at the notification date of the early redemption on September 28, 2007, but under GAAP in the United States, it is recognized on the settlement date.

(b)	Effect on consolidated balance sheets

The application of GAAP in the United States would have the following effects on the consolidated balance sheets, as reported:

	September 30, 2007		December 31, 2006
	Canada	United States	Canada	United States
			(Revised (1))

Assets
Current future income taxes (a)(vi) (b)(i)	$46.6	$49.3	$40.6	$50.7
Other assets (b)(i)(iv)	231.6	160.3	224.2	134.6
Liabilities and Shareholders’ Equity
Trade payables and accrued liabilities (a)(ii) (b)(i)	991.7	1,000.7	942.4	971.1
Income and other tax payable (b)(v)	25.9	1.4	39.7	39.7
Current future income taxes (a)(vi)	1.1	1.1	1.1	0.4
Long-term debt (a)(ii)(vii) (b)(iv)	2,237.2	2,203.5	1,984.0	1,981.7
Other liabilities (a)(ii) (b)(i)(v)	358.1	604.2	283.5	512.1
Long-term future income taxes (a)(ii)(vi)(vii) (b)(i)(v)	299.8	240.5	389.1	297.8
Convertible notes (a)(i)	—	—	117.7	120.5
Preferred shares (b)(iii)	175.9	—	150.2	—
Capital stock (b)(ii)(iii)	1,456.7	1,542.3	1,452.4	1,538.0
Contributed surplus (a)(i)(v)	101.5	101.3	114.1	98.1
Retained earnings (a) (b)(ii)(iii)	21.0	68.0	398.3	437.4
Accumulated other comprehensive income (loss) (e)	(165.0)	(327.7)	(82.6)	(286.4)

(1) See consolidated financial statements as of September 30, 2007, Notes 2 and 12.

(i)	Pension and post-retirement plans

Under GAAP in the United States, Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS 158”) was issued in 2006 and

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(b)	Effect on consolidated balance sheets (Continued)

(i)	Pension and post-retirement plans (Continued)

requires the recognition in the balance sheet of the over- or unfunded positions of defined benefit pension and other post-retirement plans, along with a corresponding non-cash adjustment, which is recorded in the accumulated other comprehensive loss.

Under GAAP in Canada, a company is not required to recognize the over- or unfunded positions.

The following table provides the components of net periodic benefit cost:

	September 30
	2007	2006

Current service cost	$11.6	$26.6
Interest cost	44.1	46.8
Expected return on assets	(39.5)	(38.1)
Amortization	11.2	10.9
Plan amendments	—	2.3
Curtailment gain	—	(2.0)
Settlement	4.7	2.5

Net periodic benefit cost	$32.1	$49.0

(ii)	Share issue costs

Under GAAP in the United States, share issue costs are deducted from the value proceeds of the capital stock issued. Under GAAP in Canada, share issue costs are included in the Retained earnings in the year when incurred.

(iii)	Preferred shares

Under Canadian GAAP, the Series 4 and Series 5 Cumulative Redeemable First Preferred Shares are presented as liability in the balance sheet. Under GAAP in the United States, these preferred shares are considered to be equity. As a result, dividends on preferred shares classified as liability which are reported to income under Canadian GAAP are reported to equity under GAAP in the United States.

(iv)	Deferred Financing Fees

Under GAAP in the United States, debt issuance costs are capitalized as an asset and amortized over the term of the debt. Canadian GAAP does not permit an entity to classify debt issuance costs as deferred charges but instead requires capitalized financing fees to be deducted from the amortized cost of the debt.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(b)	Effect on consolidated balance sheets (Continued)

(v)	Income taxes

On January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

There was no change in the income tax reserves of the Company at January 1, 2007, upon the adoption of FIN 48. At adoption, the Company had approximately $38.7 million of gross unrecognized income tax benefits (“UTBs”).

A reconciliation of the change in UTB balance from January 1, 2007 to September 30, 2007 is as follows:

Federal, State and
Foreign Tax

Balance at January 1, 2007	$38.7
Additions for tax positions related to the current year	6.1
Additions for tax positions related to prior years	9.3
Reductions for tax positions related to prior years	(3.2)
Settlements with tax authorities	(9.0)
Lapse of applicable statutes of limitations	(0.8)
Variation in foreign exchange charged to the foreign currency translation	2.1

Balance at September 30, 2007	$43.2

Less: tax attributable to timing items included above	(13.4)

Total UTBs that, if recognized, would impact the effective income tax rate as of September 30, 2007	$29.8

It is expected that the amount of UTBs will decrease by approximately $11.7 million in the next twelve months. A decrease of $2.3 million should result from various amended state income tax returns filed with regards to tax audit adjustments of the years 2003 and 2004. Also, the Canadian tax authorities have completed the examination of the years 2002 and 2003 and notices of reassessment should be issued in the next twelve months covering mainly various transfer pricing issues for a total amount of $9.4 million.

The Company recognizes accrued interest and penalties related to gross unrecognized tax benefits as part of the income tax expense. The accrued amounts of interest and penalties are as follow:

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(b)	Effect on consolidated balance sheets (Continued)

(v)	Income taxes (Continued)

	Interest	Penalties

Balance at January 1, 2007	$3.5	$0.4
Charge (recovery) to the income statements	0.6	(0.1)
Variation in foreign exchange charged to the foreign currency translation	0.2	0.1

Balance at September 30, 2007	$4.3	$0.4

The Company and its subsidiaries are routinely examined by various taxing authorities. With few exceptions, the Company and its subsidiaries are no longer subject to examinations by tax authorities for years before 2002.

At September 30, 2007, an amount of $2.5 million is classified as short-term liability while an amount of $39.1 million is classified as other long-term liability.

(c)	Comprehensive income

The application of GAAP in the United States would have the following effects on the consolidated statements of comprehensive income:

	September 30,
	2007	2006

Comprehensive income (loss) as per Canadian GAAP	$(451.0)	$7.8
Adjustments to net income (loss) as per (a) above	30.9	4.2
Adjustments to other comprehensive income:
Pension and other post-retirement benefits (b)(i)	11.0	(9.3)
Unrealized net loss (gain) on derivative financial instruments related to cash flow hedges (a)(ii)	—	(16.5)
Foreign currency translation (a)(iii)(b)(iii)	25.8	(38.3)
Income taxes (a)(vi)	(5.3)	8.3

Comprehensive income (loss) as per GAAP in the United States	$(388.6)	$(43.8)

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(d)	Other comprehensive income

Under GAAP in the United States, income tax (expense) or benefit allocated to each component of other comprehensive income must be disclosed. The income tax (expense) or benefit is allocated as follow to components of other comprehensive income:

	September 30,
	2007	2006

Unrecognized (loss) gain on foreign currency translation adjustment	$(2.2)	$(1.6)
Pension and post-retirement benefits (b)(i)	(5.3)	2.3
Unrealized net loss (gain) on derivative financial instruments related to cash flow hedges (a)(ii)	(6.7)	6.0

	$(14.2)	$6.7

(e)	Accumulated other comprehensive income

The accumulated other comprehensive (loss) as at September 30, 2007 and as at December 31, 2006 are as follows:

	September 30,	December 31,
	2007	2006

Accumulated other comprehensive income (loss) as per GAAP in Canada	$(165.0)	$(82.6)
Adjustments:
Derivative hedging instruments (a)(ii)	(0.3)	(9.9)
Pension and postretirement benefits (b)(i)	(223.0)	(228.7)
Foreign currency translation	60.6	34.8

Accumulated other comprehensive (loss) as per GAAP in the United States at the end of period	$(327.7)	$(286.4)

(f)	Statement of cash flow

The disclosure of a subtotal of the amount of cash flows provided by operations before net change in non-cash balances related to operations in the consolidated statement of cash flows is permitted under GAAP in Canada while it is not allowed by GAAP in the United States.

The adjustments to comply with GAAP in the United States, with respect to the consolidated statements of cash flows for the nine months ended September 30, 2007 would result in an increase of $8.0 million in cash provided by operating activities and in a decrease in cash provided by financing activities of $8.0 million and there would be no effect on cash used in investing activities. There would be no effect on net cash and cash equivalents provided by operating activities, cash provided by (used in) financing activities and cash used in investing activities for September 30, 2006.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(g)	Additional disclosures

(i)	Allowance for doubtful accounts

Under GAAP in the United States, allowance for doubtful accounts must be disclosed. Accordingly, allowance for doubtful accounts, which is recorded in reduction of accounts receivables amounted to $43.6 million and $49.8 million as at September 30, 2007 and December 31, 2006, respectively.

(ii)	Trade payables and accrued liabilities

Under SEC requirements, items which comprise more than 5% of total current liabilities must be disclosed separately. Trade payables of $438.1 million and $315.6 million, accrued employees’ salaries of $149.6 million and $140.2 million and accrued raw material and supplies of $107.8 million and $117.4 million as at September 30, 2007 and December 31, 2006, respectively, are included in trade payables and accrued liabilities.

(iii)	Inventories

Under GAAP in the United States inventories must be disclosed and were as follows:

	September 30,	December 31,
	2007	2006

Raw materials and supplies	$243.5	$234.0
Work in process	147.0	122.7

	$390.5	$356.7

(iv)	Accumulated Depreciation

Under GAAP in the United States accumulated depreciation of property, plant and equipment must be disclosed and amounted to $2,980.2 million and $2,754.5 million as at September 30, 2007 and December 31, 2006, respectively.

(v)	Advertising cost

Under GAAP in the United States and GAAP in Canada, advertising costs are expensed as incurred and amounted to $1.8 million and $2.0 million for the nine months ended September 30, 2007 and 2006, respectively.

(vi)	Commitment and contingencies

The Company is subject to various laws, regulations and government policies principally in North America and Europe, relating to health and safety, to the generation, storage, transportation, disposal and environmental emissions of various substances, and to environment protection in general. The Company believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that maintaining compliance with such environmental statutes

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(g)	Additional disclosures (Continued)

(vi)	Commitment and contingencies (Continued)

will have a material adverse effect upon the Company’s competitive or consolidated financial position.

(vii)	Guarantees

Significant guarantees the Company has provided to third parties include the following:

                  Operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2007 and 2009, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees was $57.6 million at the end of September 2007. As at September 30, 2007, the Company recorded a liability of $16.9 million associated with these guarantees.

                  Sub-lease agreements

The Company has, for some of its assets under operating leases, entered into sub-lease agreements with expiry dates between 2007 and 2008. If the sub-lessee defaults under the agreement, the Company must, under certain conditions, compensate the lessor for the defaults. The maximum exposure in respect of these guarantees is $0.08 million. As at September 30, 2007, the Company did not record a liability associated with these guarantees, other than that provided for under unfavourable leases of $0.07 million, since it is not likely at this time that the sub-lessee would default under the agreement and that the Company would thus be required to honour the initial obligation. Recourse against the sub-lessee was also available, up to the total amount due.

                  Business and real estate disposals

In connection with certain disposals of businesses or real estate, the Company has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Company has also retained certain liabilities for events that have occurred prior to the sale, relating to tax, environmental, litigation and other matters. Generally, the Company has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company.

These types of indemnification guarantees typically extend for a number of years. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability that it could be required to pay to guaranteed parties. These amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(g)	Additional disclosures (Continued)

(vii)	Guarantees (Continued)

Business and real estate disposals (Continued)

Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated balance sheet with respect to these indemnification guarantees as at September 30, 2007. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

                  Debt agreements

Under the terms of certain debt agreements, the Company has guaranteed the obligation of some of its U.S. subsidiaries. In this context, the Company would have to indemnify the other parties against changes in regulation relative to withholding taxes, which would occur only if the Company was to make the payments on behalf of some of its U.S. subsidiaries. These indemnifications extend for the term of the related financings and do not provide any limit on the maximum potential liabilities. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. However, the majority of the obligations to which such guarantees apply contain make-whole provisions which effectively limit the exposure associated with such an occurrence. Moreover, within the current structure of the transactions, the Company is not exposed to such liabilities. As such, the Company has not accrued any amount in the consolidated balance sheet with respect to this item.

                  Irrevocable standby letters of credit

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of September 30, 2007, the letters of credit amounted to $47.2 million. The Company has not recorded any liability with respect to these letters of credit, as the Company does not expect to make any payments in excess of what is recorded in the Company’s financial statements. The letters of credit mature at various dates in 2007 and 2008.

(ix)	Future accounting standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year of adoption. The Company is currently evaluating the impact of this standard on its financial statements.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(g)	Additional disclosures (Continued)

(ix)	Future accounting standards (Continued)

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective on January 1, 2008. The Company is currently evaluating the impact of this standard on its financial statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By:	/s/ Marie-É. Chlumecky
	Name:	Marie-É. Chlumecky
	Title:	Assistant Corporate Secretary

Date: November 13, 2007